File No. 70-9035





                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 Amendment No. 2

                                       to

                                    FORM U-1

                           APPLICATION OR DECLARATION

                                      under

                 The Public Utility Holding Company Act of 1935


                              THE SOUTHERN COMPANY

                           270 Peachtree Street, N.W.

                             Atlanta, Georgia 30303

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)


                              THE SOUTHERN COMPANY

             (Name of top registered holding company parent of each
                             applicant or declarant)

                            Tommy Chisholm, Secretary
                              The Southern Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

                   (Names and addresses of agents for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

      W. L. Westbrook                               John D. McLanahan, Esq.
 Financial Vice President                            Troutman Sanders LLP
   The Southern Company                           600 Peachtree Street, N.E.
270 Peachtree Street, N.W.                                Suite 5200
  Atlanta, Georgia  30303                        Atlanta, Georgia  30308-2216

5

                              INFORMATION REQUIRED

Item 1.    Description of Proposed Transactions

     The first paragraph of Item 1 is hereby amended and restated as follows:

     "1.1 The Southern Company ("Southern"), a corporation organized and existing under the laws of the State of Delaware and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), proposes, from time to time through February 17, 2007, to grant Incentive Stock Options, Nonqualified Stock Options, Stock Appreciation Rights and Restricted Stock, and to issue shares of its common stock, par value $5.00 per share ("Common Stock"), pursuant to the Southern Company Performance Stock Plan (the "Plan"), as described herein."

     The last paragraph of Item 1 is hereby amended and restated as follows:

     "Approval of the Plan requires the affirmative vote of the holders of a majority of the shares of Common Stock represented in person or by proxy at the annual meeting. Such approval was obtained at the annual meeting of the shareholders of Southern held May 28, 1997."

Item 3.    Applicable Statutory Provisions

         Item 3 is hereby amended by deleting the addition made in Amendment No. 1 and replacing it with the following:

     "Rule 53 Analysis: The proposed transactions are subject to Rule 53, which provides that, in determining whether to approve the issue or sale of a security for purposes of financing the acquisition of an exempt wholesale generator ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not make certain adverse findings if the conditions set forth in Rule 53(a)(1) through
(a)(4) are met, and are not otherwise made inapplicable by reason of the existence of any of the circumstances described in Rule 53(b).

     Southern currently meets all of the conditions of Rule 53(a), except for clause (1). At June 30, 2000, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $2.746 billion, or about 63.84% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended June 30, 2000 ($4.302 billion). With respect to Rule 53(a)(1), however, the Commission has determined that Southern's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See The Southern Company, Holding Company Act Release No. 26501, dated April 1, 1996 (the "Rule 53(c) Order"); and Holding Company Act Release No. 26646, dated January 15, 1997 (order denying request for reconsideration and motion to stay).

     In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of domestic utility subsidiary company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.

     Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Southern has an ownership interest upon the Southern holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of Southern's EWGs and FUCOs, have a material adverse effect on the financial integrity of the Southern system, or an adverse impact on Southern's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.

     The Rule 53(c) Order was predicated, in part, upon an assessment of Southern's overall financial condition which took into account, among other factors, Southern's consolidated capitalization ratio and the recent growth trend in Southern's retained earnings. As of December 31, 1995, the most recent fiscal year preceding the Rule 53(c) Order, Southern's consolidated capitalization consisted of 49.3% equity (including mandatorily redeemable preferred securities) and 50.7% debt (including $1.68 billion of long-term, non-recourse debt and short-term debt related to EWGs and FUCOs). Southern's consolidated capitalization as of June 30, 2000 was 39.8% equity, 60.2% debt including all non-recourse debt, and 54.3% equity and 45.7% debt excluding all non-recourse debt. On a pro forma basis, taking into consideration the transactions contemplated hereby, such ratios are 42.2% and 57.8%, respectively, for equity and debt. The common equity component of Southern's pro forma consolidated capitalization represents 33.3% of total capitalization at June 30, 2000.

     Since the date of the Rule 53(c) Order, there has been a reduction in Southern's consolidated equity capitalization ratio; however, it remains within acceptable ranges and limits of rating agencies for strong investment grade corporate credit ratings. In addition, the affiliated operating companies, which have a significant influence on the Southern corporate rating, continue to show strong financial statistics as measured by the rating agencies. The following table presents the senior secured ratings history for each as rated by S&P, Moody's and Fitch:



-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
Company              Agency                1995          1996          1997           1998          19991
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
Alabama              S&P                   A+            A+            A+             A+            A+
                     Moody's               A1            A1            A1             A1            A1
                     Fitch                 A+            AA-           AA-            AA-           AA-
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
Georgia              S&P                   A+            A+            A+             A+            A+
                     Moody's               A1            A1            A1             A1            A1
                     Fitch                 AA-           AA-           AA-            AA-           AA-
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
Gulf                 S&P                   A+            A+            AA-            AA-           AA-
                     Moody's               A1            A1            A1             A1            A1
                     Fitch                 A+            AA-           AA-            AA-           AA-
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
Mississippi          S&P                   A+            A+            AA-            AA-           AA-
                     Moody's               Aa3           Aa3           Aa3            Aa3           Aa3
                     Fitch                 AA-           AA-           AA-            AA-           AA-
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------
Savannah             S&P                   A+            A+            AA-            AA-           AA-
                     Moody's               A1            A1            A1             A1            A1
                     Fitch                 Not rated     Not rated     Not rated      Not rated     Not rated
-------------------- --------------------- ------------- ------------- -------------- ------------- -------------


--------

1 In April 2000, Moody's and Duff & Phelps (now known as Fitch) reaffirmed their ratings; however, S&P placed the ratings of Southern and its affiliates on credit watch with negative implications.



     Southern's consolidated retained earnings grew on average approximately 5.9% per year over the last five years. Excluding the $111 million one-time windfall profits tax imposed on South Western Electricity plc ("SWEB") in 1997, the $221 million write down of assets in 1998, the $69 million write down of the Mobile Energy investment in 1999 and the $78 million gain on the sale of the SWEB supply business in 1999, the average growth would be 7.4%. In 1999, consolidated retained earnings increased $354 million, or 9.1%. Southern's interests in EWGs and FUCOs have made a positive contribution to earnings over the four calendar years ending after the Rule 53(c) Order.

     Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to Southern's investments in EWGs and FUCOs have not had an adverse impact on Southern's financial integrity.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:        October 10, 2000                            THE SOUTHERN COMPANY


                                                          By: /s/Tommy Chisholm
                                                              Tommy Chisholm
                                                              Secretary